20160004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2016

Amy C. Seidel
Faegre Baker Daniels LLP
amy.seidel@faegrebd.com

Re: American Express Company
Incoming letter dated December 8, 2016

Dear Ms. Seidel:

This is in response to your letter dated December 8, 2016 concerning the shareholder proposal submitted to American Express by Jing Zhao. We also have received a letter from the proponent dated December 9, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jing Zhao
FISMA & OMB MEMORANDM M-07-16

December 22, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 8, 2016

The proposal requests that the company's CEO and other named executive officers "not . . . serve other companies with payment."

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations. In this regard, we note that the proposal relates to specified employees' ability to serve outside organizations. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

FISMA & OMB MEMORANDM M-07-16

December 9, 2016

Via email shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-2736

Re: Shareholder Proposal for Inclusion in American Express Company Proxy Statement

Ladies and Gentlemen:

The December 8, 2016 letter from Faegre Baker Daniels LLP to the SEC to exclude my proposal from American Express Company's Proxy Materials has no basis.

My proposal does not pertain to matters of the Company's ordinary business. My proposal does raise a significant policy issue. In fact, as shown in the Company's CORPORATE GOVERNANCE PRINCIPLES on "Membership on other Boards" (p.5 of Exhibit D), my proposal on CEO's side job pertains to this corporate governance principle of membership on other boards. If it is not a significant policy issue, why the Company's CORPORATE GOVERNANCE PRINCIPLES has an item on "Membership on other Boards"? It is obvious that the above letter violated against the Company's Code of Conduct regarding Conflicts of Interest: "We must avoid all real or potential conflicts between our personal interests and those of American Express." (p.14 of Exhibit C). The only logic is that my proposal should be included.

Shareholders have the right to vote on this significant policy issue. Should you have any questions, please contact me at ***FISMA & OMB MEMORANDM M-07-16*** or ***FISMA & OMB MEMORANDM M-07-16***.

Respectfully,

Jing Zhao

Jing Zhao

Cc: St. Marie, Mary A.L. Mary.St.Marie@faegrebd.com, Carol Schwartz Carol.Schwartz@aexp.com, Tangela S Richter Tangela.S.Richter@aexp.com, Seidel, Amy C. Amy.Seidel@faegrebd.com

FaegreBD.com

FAEGRE BAKER DANIELS

USA · UK · CHINA

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct +1 612 766 7769

Faegre Baker Daniels LLP
2200 Wells Fargo Center • 90 South Seventh Street
Minneapolis • Minnesota 55402-3901
Main +1 612 766 7000
Fax +1 612 766 1600

December 8, 2016

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

BY E-MAIL

Re: American Express Company – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Jing Zhao

Dear Ladies and Gentlemen:

This letter is submitted on behalf of American Express Company, a New York corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for the 2017 Annual Meeting of Shareholders scheduled for May 1, 2017 (the "2017 Proxy Materials") a shareholder proposal (the "Proposal") submitted to the Company by Jing Zhao (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), we have submitted this letter and its attachments via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2017 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis on your request.

The Company intends to file its 2017 Proxy Materials on or about March 15, 2017.

The Proposal

The Company received the Proposal on September 21, 2016. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal's resolution reads as follows:

> Resolved: Shareholders recommend that American Express Company request the CEO not to serve other companies with payment. This policy should also apply to other Named Executive Officers.

Further correspondence between the Company and the Proponent is attached hereto as Exhibit B.

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Pertains to Matters of the Company's Ordinary Business Operations and Does Not Raise a Significant Policy Issue.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business" operations. According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, the Commission understands "ordinary business" as being "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 34-40018* (May 21, 1998). More specifically, the "ordinary business" exception is designed "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting." *Id.*

In defining the boundaries of Rule 14a-8(i)(7), the Commission has explained that the exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 34-12999* (Nov. 22, 1976)).

The Proposal Interferes With Day-to-Day Operations and Attempts to Micro-Manage the Company.

This proposal attempts to dictate day-to-day operations of the Company by identifying specific qualifications for certain Company officers. The Company's identification, attraction, retention and development of its officers is part of the Company's ordinary business. The selection of leadership qualifications is too complex to allow for direct shareholder oversight.

Outside service to other companies is an aspect of the officers' qualifications that is monitored by the Company. The Company considers these outside services on a case-by-case basis to evaluate whether they will provide opportunities to enhance the officers' qualifications so they can better serve their roles at the Company, as well as enrich the officers' personal lives, while also ensuring any outside service does not create a conflict of interest with duties to the Company. The policy set forth on page 15 of the Company's Code of Conduct, attached hereto as Exhibit C, requires that Company employees cannot "serve as director, trustee, officer, advisory board member, or consultant or in a similar paid or unpaid position, other than with [the Company] or one of its subsidiaries, without prior approval of the Corporate Secretary." The Code of Conduct also reminds employees: "Our job with our Company must always be our first priority. We cannot accept employment from or otherwise provide services to any vendor, business partner or competitor of our Company without prior approval of our Corporate Secretary and in many cases, also your leader." The Company monitors the services its officers may provide to "other companies with payment" under the Code of Conduct. Once the service is reported, the Company can consider if the service to another company is appropriate in the scope of the Company's current operations, the scope of the employee's current responsibilities and other relevant factors, including an assessment of any potential conflict of interest. The Company is in a better place than the shareholders to evaluate these aspects of day-to-day business operations, and additional oversight is too complex to be the subject of direct shareholder oversight.

Similarly, service on other boards of directors by members of the Company's Board of Directors, which includes the Company's CEO, is governed by a policy in the Company's Corporate Governance Principles, attached hereto as Exhibit D. The principle in paragraph 4 on page 5 states that "[t]he Board expects individual directors to use their judgment, in light of all other commitments, in accepting directorships of other corporations or charitable organizations and to allow sufficient time and attention to Company matters." The principle also includes general expectations about the maximum number of directorships for the Company's directors. The existence of the policies in the Code of Conduct and Corporate Governance Principles regarding service of employees and directors for other organizations demonstrates that the issue is one that the Company's management and Board of Directors is mindful of as part of the Company's ordinary business.

The Proponent's request to create a policy that limits officers' participation in service to other companies micro-manages the Company. It is impossible for shareholders to weigh in on each consideration for an officer's service to another company to determine if the activity would interfere with the Company or create a conflict, or whether the outside service would be beneficial to the officer's development and the leadership of the Company. Instead, the decision to allow officers to serve other companies is a matter of ordinary business operations.

The Proposal Relates to the Company's Policies with Respect to its Employees' Ability to Serve on Other Boards.

The Proposal vaguely states that the Company should limit the CEO's ability to "serve other companies with payment," but is primarily focused on the CEO's and the named executive officers' ability to serve on other companies' boards. This is made clear in the supporting statement, which references only the Company's current CEO's board positions on two other public companies (International Business Machines Corporation and The Proctor & Gamble Company) in support of the proponent's assertion. No other officers of the Company or their activities are referenced. Additionally, the Proponent makes a seemingly unrelated reference to the CEO of Google serving on the board of directors for Apple, and suggests that Yahoo allows its CEO to "serve other companies with payment," without mentioning the nature or scope of any such service. Accordingly, it seems that the Company's CEO's service on other boards of directors is the primary focus of the Proposal's reference to "service with payment."

The Staff has previously found that proposals that purport to limit the rights of officers to serve on other corporate boards of directors may be excluded because they relate to the Company's ordinary business. For example, in *The Boeing Co.* (January 31, 2012, *recon. denied* February 16, 2012), the Staff considered a similar proposal asking the company to limit the CEO to serving on only one outside public company board of directors, if the other company "has a market capitalization of more than $200 million." The Staff found the proposal could be excluded because it related to the company's ordinary business operations. Specifically, the proposal "focus[ed] on concerns that the chief executive officer may be 'potentially distracted' by his service on other boards of directors of other public companies." The Staff concluded, "we regard policies about employees' ability to serve on the boards of outside organizations to be a matter of ordinary business."

The Staff has long recognized limits on employees' board service to be a matter of ordinary business. *See*, *PG&E Corporation* (February 24, 2012) (excluding a proposal to impose a policy limiting CEO service on other company boards on the basis that the primary concern of the proposal was the executive's "potential distraction," and noting that "policies about employees' ability to serve on the board of outside organizations to be a matter of ordinary business."); *see also Barnett Banks, Inc.* (December 3, 1996) (excluding a proposal to "prohibit all officers" from serving on other companies' boards on the basis that it related to the company's "ordinary business operations (i.e., policies with respect to employees' ability to serve on the boards of outside organizations)"); *Ford Motor Company* (March 8, 1996) (finding a proposal that seeks to limit officers to services to unrelated companies to 15 working days per year and that the compensation of the company's officers be reduced by an amount equal to the direct and imputed remuneration received from other companies to relate to the ordinary business of the company "(i.e., policies with respect to employees' ability to provide services to unrelated companies)"); *Wachovia Corp.* (December 28, 1995) (excluding a proposal seeking review of all outside boards of directors on which company's officers participate for potential conflicts of interest, consideration of how officers' time is spent and identification of serious public relations problems or significant ethical conflicts on the basis that the proposal relates to the company's ordinary business "(i.e., policies with respect to employees' ability to serve on boards of outside organizations)").

The Proposal does not specifically refer to distraction of officers resulting from outside service; however, it does not specifically refer to any other substantive concern related to outside service either. Instead, it includes references to two unrelated companies, implying that the outside service of those companies' CEOs affected the performance of their duties, without explaining how the alleged problems stemmed from such outside service. However, as the precedent no-action letters cited above indicate, regardless of how the concern is explained, the fundamental principle applies, which is that employees' service on boards of other organizations is a matter of ordinary business. The analysis of any outside service to other organizations invokes the same considerations as service on outside boards, so the Proposal's omission of a specific reference to board service should not result in a different outcome.

The Proposal Does Not Address a Significant Policy Issue that Transcends the Company's Day-to-day Business.

Exchange Act Release No. 34-40018 (May 21, 1998) provides that a shareholder proposal may not be excluded pursuant to Rule 14a-8(i)(7), despite its interference with the ordinary business matters of a company, when the proposal raises "significant social policy issues" that "transcend the day-to-day business matters" of a company. There is no "bright-line" test to determine whether a significant policy issue is involved in a stockholder proposal, but instead the issue must be examined on a case-by-case basis. This Proposal does not address a significant policy issue, but instead attempts to dictate qualifications for the company's officers. As with most companies that address this ordinary business issue, the Company has controls in place to monitor for conflicts of interest created by employees' service to other companies.

The supporting statement includes statements about human rights issues involving Yahoo and a deceased individual identified as an agent of Yahoo, but neither the Proposal nor the supporting statement indicate how these human rights references relate to the service to "other companies with payment" by the Company's CEO and other named executive officers.

Because the Proposal micro-manages the Company and does not address a significant policy issue, the Company should be allowed to omit the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its

2017 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please do not hesitate to contact me at (612) 766-7769 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best regards,

FAEGRE BAKER DANIELS LLP

Amy C. Seidel
Partner

Enclosures

cc: Jing Zhao
Carol V. Schwartz
Tangela S. Richter

US.108873774.06

Exhibit A

*** FISMA & OMB Memorandum M-07-16 *

September 21, 2016

Corporation Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, NY 10285
Via mail and corporatesecretarysoffice@aexp.com

Re: Shareholder Proposal on CEO's Side Job

Dear Corporation Secretary:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2017 annual meeting of shareholders and a letter confirming my American Express shares. I will continuously hold these shares through and until the 2017 annual meeting.

I would like to suggest you have an email account to receive shareholder proposals, as many companies and the SEC do.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 *** or
*** FISMA & OMB Memorandum M-07-16 ***

Yours truly,

Jing Zhao

Jing Zhao

Enclosure: Shareholder proposal
Letter of shares

Shareholder Proposal on CEO's Side Job

Resolved: Shareholders recommend that American Express Company request the CEO not to serve other companies with payment. This policy should also apply to other Named Executive Officers.

Supporting Statement

Our CEO has been paid first-rate: $21,837,420 in 2013, $22,796,083 in 2014 and $21,988,091 in 2015, while he also received payments from International Business Machines Corporation and The Procter & Gamble Company.

After the bad case of Google's CEO serving Apple's Board of Directors years ago, no first-rate company CEO serves other companies with payment. Only third-rate companies, such as Yahoo, let their CEOs serve other companies with payment. Yahoo CEOs have taken side jobs but have not performed their main duty faithfully. For example, US-Japan-China Comparative Policy Research Institute's Corporate Social Responsibility Review http://cpri.tripod.com/cpr2016/csrr5.pdf rated Yahoo the lowest "F" with detailed documents since 2007, including some recently published coverage regarding the Yahoo Human Rights Fund (YHRF) and Yahoo's agent Harry Wu:

1) The Statement by Seven Former Chinese Political Prisoners Regarding the Death of Harry Wu and the Abuses of the Yahoo Human Rights Fund https://chinachange.org/2016/04/28/statement-by-seven-former-chinese-political-prisoners-regarding-the-death-of-harry-wu-and-the-abuses-of-the-yahoo-human-rights-fund/ (April 28, 2016): "of the approximately $14-15 million of the YHRF that has been spent from 2008 to 2015, only about $700,000 was used to provide humanitarian aid to Chinese dissidents."

2) The Complicated and Contradictory Legacy of Harry Wu https://foreignpolicy.com/2016/05/25/the-complicated-and-contradictory-life-of-harry-wu-china-yahoo/ (Foreign Policy Report May 25, 2016): "he was ready to break rules or even laws."

3) Gadflies at the Gate: Why Do Individual Investors Sponsor Shareholder Resolutions? http://www.gsb.stanford.edu/faculty-research/publications/gadflies-gate-why-do-individual-investors-sponsor-shareholder (Stanford Business School, August 2016) introduced my proposal at the 2011 Yahoo shareholders meeting: "Finally, one investor succeeded in compelling Yahoo to include his proposal on human rights violations following five years of rejection." My proposal mentioned: "Yahoo Human Rights Fund has been politically abused."

4) Champion of Human Rights in China Leaves a Tarnished Legacy http://www.nytimes.com/2016/08/14/us/champion-of-human-rights-in-china-leaves-a-tarnished-legacy.html (New York Times August 13, 2016): "He……spending more than $13 million of the Yahoo money to operate his own foundation." "In some years, financial disclosure forms show that the foundation spent less than 2 percent of annual disbursements on direct assistance to Chinese dissidents or their families; in recent years, such grants all but dried up."

TD Ameritrade

09/21/2016

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Jing Zhao,

Thank you for allowing me to assist you today. According to our records, you purchased 40 shares of American Express Company (AXP) on 04/17/2015 and purchased additional 30 shares of American Express Company (AXP) on 01/22/2016 and have continuously held all these shares until today.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Richard Freas
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Exhibit B

American Express Company
Corporate Secretary's Office
3 World Financial Center
200 Vesey Street, American Express Tower
New York, NY 10285-5001

September 30, 2016

Via Email and UPS to:

Mr. Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Jing Zhao:

On behalf of American Express Company (the "Company"), we formally acknowledge receipt of the shareholder proposal entitled "Shareholder Proposal on CEO's Side Job." We acknowledge that you intend to present this proposal at the Company's 2017 Annual Meeting of Shareholders ("Annual Meeting"). We received the proposal on September 21, 2016.

Since the Company's records do not indicate that you are a registered holder, you are required by Rule 14a-8(b) under the Securities Exchange Act of 1934 to submit to the Company a written statement from the record holder (usually a broker or bank) of your Company shares and participant in the Depository Trust Company ("DTC") verifying that you have continuously held at least $2,000 in market value, or 1% of the Company's shares entitled to be voted on the proposal at the Annual Meeting, for at least one year preceding and including September 21, 2016, the date that you submitted the proposal to the Company.

The letter that you provided from TD Ameritrade does not satisfy the foregoing requirements, as it indicates that you continuously held Company shares for a period of time preceding, but not including, September 21, 2016. Accordingly, please provide a written statement from the record holder of your Company shares and a DTC participant verifying that, as of September 21, 2016, you beneficially held the requisite number of Company shares continuously for at least one year preceding and including September 21, 2016.

In order to determine if the bank or broker holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/client-center/dtc-directories. If the bank or broker holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to identify the DTC participant by asking your broker or bank. If the DTC participant knows the broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Enclosed is a copy of Rule 14a-8. Under Rule 14a-8(f), as you know, you must submit your proof of eligibility no later than 14 days from the date you receive this notification.

Very Truly Yours,

Carol V. Schwartz

Carol V. Schwartz
Corporate Secretary & Governance Officer

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

From: JING ZHAO *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, October 03, 2016 8:57 PM
To: Carol Schwartz <Carol.Schwartz@aexp.com>; Corporate Secretary's Office <corporatesecretarysoffice@aexp.com>
Subject: Re: American Express Company Shareholder Proposal

Dear Corporation Secretary:

Please see my reply letter.

Regards,

Jing Zhao
US-Japan-China Comparative Policy Research Institute

On Fri, Sep 30, 2016 at 3:23 PM, Carol Schwartz <Carol.Schwartz@aexp.com> wrote:

Dear Mr. Zhao,

I have attached a copy of a letter that we sent today to you by UPS.

Sincerely,

Carol Schwartz

Corporate Secretary American Express Company

Carol V. Schwartz | Secretary and Corporate Governance Officer| American Express Company

3 World Financial Center, 50th Floor, New York, NY 10285 | Associate: Lauri Pipitone, 212-640-5303

☎ 212-640-5714 | 🖷 212-640-2003 | e-fax 623-738-2515 | ✉ Carol.schwartz@aexp.com

*** FISMA & OMB Memorandum M-07-16 ***

October 3, 2016

Carol Schwartz
Corporation Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, NY 10285
Via email Carol.Schwartz@aexp.com

Re: Shareholder Proposal on CEO's Side Job

Dear Corporation Secretary:

I have received your letter dated on September 30, 2016 via email and UPS.

Thank you to acknowledge that you have received my shareholder proposal and the TD Ameritrade letter of my American Express Company (AXP) shares. The letter clearly states that I "have continuously held all these shares until today", which is 09/21/2016, the date the letter was issued. I don't understand why you claimed my shares "not including September 21, 2016" in your letter. There is no base for your claim, and I don't think the SEC will agree with you either. If you can point out that at anytime from 04/17/2015 to 09/21/2016 my AXP shares were less than $2,000 in market value, I will immediately withdraw my proposal.

For your reference, I am enclosing a letter of my Verizon Communications shares with the same words "until today." I have submitted many proposals with similar shares letters, but no other companies used this baseless excuse excluding my proposals.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 ***

Yours truly,

Jing Zhao

Jing Zhao

Enclosure:

Letter of my Verizon Communications shares

Cc: corporatesecretarysoffice@aexp.com

TD Ameritrade

08/25/2016

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Jing Zhao,

Thank you for allowing me to assist you today. As you requested, provided below is confirmation of ownership of Verizon Communications Inc. (VZ) shares.

You have continuously held 50 shares of Verizon Communications Inc. (VZ) as of 12/09/2014 until today pending no requests to sell as of the date of this letter.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,



Juan Salazar
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Exhibit C

MY COMPANY. MY CODE. 我的公司・我的守則
MEINE FIRMA. MEIN KODEX. MA SOCIÉTÉ.
MON CODE. МОЯ КОМПАНИЯ. МОЙ КОДЕКС.
我的公司・我的守则 MITT FÖRETAG. MIN KOD.
บริษัทของฉัน . ระเบียบของฉัน . LA MIA AZIENDA.
IL MIO CODICE. MA COMPANIE. MON CODE.
MI COMPAÑÍA. MI CÓDIGO. MY COMPANY.
MY CODE. 我的公司・我的守則 MEINE FIRMA.
MEIN KODEX. MA SOCIÉTÉ. MON CODE. МОЯ
КОМПАНИЯ. МОЙ КОДЕКС. 我的公司・我的
守则 MITT FÖRETAG. MIN KOD. บริษัทของฉัน .
ระเบียบของฉัน . MEINE FIRMA. MEIN KODEX.

MY COMPANY. MY CODE.

我的公司・我的守則
MI COMPAÑÍA. MI CÓDIGO. MA COMPANIE. MON
CODE. LA MIA AZIENDA. IL MIO CODICE.

INNOVATION | COLLABORATION | LEADERSHIP | RESPECT | DIVERSITY | OPPORTUNITY

“OUR COMPANY’S SUCCESS DEPENDS ON ENSURING THAT WE CONTINUE TO HOLD OURSELVES TO THE HIGHEST ETHICAL STANDARDS.”



LETTER FROM THE CEO

KENNETH I. CHENAULT

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear Colleague,

At American Express, we've built strong, lasting relationships with our customers, partners and merchants through the decades by earning their trust, providing outstanding service and being committed to acting with integrity in all that we do. This is more important now than ever before, as corporate business practices are increasingly scrutinized and regulation of our industry intensifies.

Our Company's success depends on ensuring that we continue to hold ourselves to the highest ethical standards. American Express' Code of Conduct ("Code") helps us to do this. It provides guiding principles to show you how to conduct business, examples to assist you in resolving potentially troublesome issues and contact information to help you seek advice.

Please read the Code carefully and thoroughly, as it has been updated to reflect our growing and evolving businesses. You will be asked to formally acknowledge that you have read the Code, understand it and agree to abide by it.

The principles of the Code apply to everyone at American Express, regardless of job function or seniority. Each of us must do our part to prevent or correct violations. I encourage you to discuss any questions or concerns you may have about the Code or any activity at our Company with your leader or other Company representatives listed in the Code. If you prefer, you can speak confidentially and off the record with the Office of the Ombudsperson. Our Company will treat reports of violations confidentially, and no one who reports a suspected violation in good faith will be subject to retaliation for making such a report.

Please join me in renewing our commitment to protecting and strengthening our Company's most important attribute—our reputation for integrity, which is at the heart of the American Express brand.

Thank you,



Ken Chenault
Chairman and Chief Executive Officer

AMERICAN EXPRESS
BLUE BOX VALUES

CUSTOMER COMMITMENT
We develop relationships that make a positive difference in our customers' lives.

QUALITY
We provide outstanding products and unsurpassed service that, together, deliver premium value to our customers.

INTEGRITY
We uphold the highest standards of integrity in all of our actions.

TEAMWORK
We work together, across boundaries, to meet the needs of our customers and to help our Company win.

RESPECT FOR PEOPLE
We value our people, encourage their development and reward their performance.

GOOD CITIZENSHIP
We are good citizens in the communities in which we live and work.

A WILL TO WIN
We exhibit a strong will to win in the marketplace and in every aspect of our business.

PERSONAL ACCOUNTABILITY
We are personally accountable for delivering on our commitments.

THE RESULT
By acting according to these values, we will inspire the loyalty of our customers, earn a sustainable leadership position in our business, attract and retain a highly talented and engaged workforce, and provide a superior return to our shareholders. This, in turn, will enable us to achieve our vision of becoming the world's most respected service brand.


AMERICAN EXPRESS

American Express driver and wagon (New York, ca. 1885)

TABLE OF CONTENTS

INTRODUCTION

American Express Company's reputation is a priceless asset. Built up over 160 years, it leads our customers and business partners to do business with us, our shareholders to invest in us, and the best talent to join us in working for American Express ("our Company"). By following the high standards of business ethics set forth in the Code of Conduct ("Code"), we each protect and maintain this reputation. We must uphold these standards in all of our dealings with each other and our stakeholders—including our customers, shareholders, vendors, other business partners and government regulators.

Throughout the Code, you'll find references to important Company policies. These policies are available on the Global Banking Group home page on The Square. In addition, individual business units issue policies that provide more specific guidance about certain business practices. If you need help finding or understanding a policy, please speak with your leader, your Compliance Officer or the General Counsel's Office.

No waivers or exceptions to the Code will be made under any circumstances for American Express employees. Third parties can request waivers on a case by case basis.

OUR SHARED RESPONSIBILITIES

The Code applies to all American Express employees. We are all expected to read, understand and comply with the Code and all Company policies. We also must conduct business in accordance with all applicable laws and regulations at all times. If we find ourselves in a situation where customary conduct is at odds with the Code, Company policy and/or local laws or regulations, we must comply with the more stringent standard. If you're unsure which rule to follow, seek guidance from your leader, your Compliance Officer or the General Counsel's Office.

If you know about or suspect a violation of the Code, Company policy or an applicable law or regulation, you owe it to your colleagues and our Company to promptly report your concerns to your leader, your Compliance Officer or anyone listed in the "Where to Seek Help and Report Concerns" section of the Code.

Our vendors and other business partners are also expected to uphold our Company's ethical standards and the Blue Box Values. If you know or suspect that a vendor or other business partner is violating these high ethical standards or applicable laws or regulations, you owe it to your colleagues and our Company to promptly report the situation to your leader, your Compliance Officer or anyone listed in the "Where to Seek Help and Report Concerns" section of the Code.

OUR LEADERS' RESPONSIBILITIES

Leaders are expected to serve as ethical role models for all employees by exemplifying the Blue Box Values at all times. They must also communicate the importance of the Code and ethical conduct.

Leaders must strive to create a positive work environment in which employees feel comfortable asking for help and raising concerns about compliance with the Code. Leaders must also be alert to any situations or actions that may violate the letter or spirit of the Code or Company policy, or may damage our Company's reputation. It is important that they take immediate action to address such situations. When leaders receive reports of a situation that is unethical or potentially damaging to our Company's reputation, or suspect that one exists, they must promptly notify their Compliance Officer and work to resolve the issue. Resolution of the issue may also involve consultation with the appropriate subject matter expert.

Leaders who know about, or should know about, misconduct and do not act promptly to report to their Compliance Officer and correct the situation will be subject to disciplinary action. Leaders must never engage in or tolerate retaliatory acts made against anyone working on American Express' behalf, and are expected to clearly communicate to their teams our Company's "no retaliation" policy.

DISCIPLINARY ACTION

To maintain the highest standards of integrity, we must dedicate ourselves to complying with our Code, Company policies and procedures, and applicable laws and regulations. Individuals who fail to do so will be subject to disciplinary action that may include termination. The extent of any disciplinary measures will depend on the circumstances of the violation. All discipline will be applied in a manner consistent with our Company's policies and practices, as well as the law. In addition, applicable regulatory authorities may impose fines and criminal or civil penalties on at-fault individuals.

Anyone who retaliates against a person as a result of their making a good faith report or participating in an investigation will be subject to disciplinary action that may include termination.

3


R
S

WHERE TO
SEEK HELP AND REPORT CONCERNS

At times, we may encounter situations in which the right choice is not perfectly clear. If you need to ask for help or voice a concern, your leader is likely the best person to speak to because he or she knows your business unit and your situation. However, you are always encouraged to contact any of the following resources to seek guidance or report your concerns:

- Your business unit's Compliance Officer
- Your business unit's Human Resources representative and/or the Employee Relations Group (ERG)
- Your business unit's Controller
- The General Counsel's Office (GCO)
- The Corporate Secretary
- Internal Audit

You will find the contact information for these resources at the end of the Code. See "Where to Seek Help and Report Concerns."

If you prefer, you may wish to speak confidentially and off-the-record with the Office of the Ombudsperson. You will find the contact numbers for your location at the end of the Code under "Contacting the Office of the Ombudsperson" and on The Square. If you do not have access to The Square, ask your leader for assistance.

SEEK HELP AND REPORT CONCERNS

MAKING REPORTS

If you have reason to believe that any American Express employee, or anyone working on our Company's behalf, may have engaged in ethical or legal misconduct, you have a duty to your colleagues and our Company to promptly report your concerns. Doing so helps our Company to address issues and prevent future misconduct.

If you think that you may have engaged in misconduct, you should promptly report your concerns. The Company will consider the fact that you have reported your concerns when determining any appropriate disciplinary action.

Reports of misconduct will be treated confidentially, to the extent allowed by local law. All reports will be investigated promptly and thoroughly by the appropriate parties. You are expected to participate, when asked, in any investigations of misconduct.

If the persons to whom you report a violation are not responsive, then you should contact the General Counsel's Office, Compliance, Internal Audit or the Office of the Ombudsperson.

NON-RETALIATION

No one who suspects a violation and reports it in good faith will be subject to retaliation for making such a report. "Good faith" means you've provided all the information you have and believe it to be true. In addition, you will not face retaliation due to your participation in an investigation of a report. Our *Handling Whistleblower Claims Policy* describes the actions our Company takes to make sure those of us who report violations or participate in investigations are treated fairly.

TRAINING, CONFIRMATION AND CODE OF CONDUCT DISCLOSURES

We are each required to confirm, either in writing or electronically, that we have read and understood our Code, and that we will comply with it. This confirmation is required of all employees. You are required to update your Code of Conduct disclosures at any time, when changes to your personal circumstances occur. For questions or specific instructions regarding disclosures please contact codeofconductsupport@aexp.com.



6



OUR COMMITMENT
TO EACH OTHER

BLUE BOX VALUES

RESPECT FOR PEOPLE

We value our people, encourage their development and reward their performance.

TEAMWORK

We work together, across boundaries, to meet the needs of our customers and to help our Company win.

TREATMENT OF EMPLOYEES AND OTHERS

We must treat each other and anyone we interact with on behalf of our Company with respect and dignity.

Treating everyone in the workplace with respect is a Company value that applies to each of us. We are expected to treat all of our colleagues, including non-employees with whom we work, with fairness and dignity.

DIVERSITY AND EQUAL EMPLOYMENT OPPORTUNITY

We must support our Company's commitment to diversity and equal employment opportunity.

American Express seeks to develop and retain a diverse workforce. Our Company recognizes that a mix of backgrounds, opinions and talents enriches our Company and helps all of us achieve success. We are therefore committed to equal employment opportunity and fair treatment. We must make all employment decisions based on job-related qualifications and without regard to race, ethnicity, gender, gender identity, disability, religion, sexual orientation, marital status, citizenship, age or any other legally protected status in each of the countries in which we operate. Please see your local, market-specific *Individual Treatment Policy, Freedom from Harassment Policy or other similar policies* for more information.

If you believe you or someone else has been discriminated against, you should report the situation to your leader or Human Resources.

FREEDOM FROM HARASSMENT

We are expected to promote a work environment free from harassment.

To achieve a positive work environment, we must take steps to ensure that it is free from harassment. "Harassment" includes offensive behavior that interferes with another's work environment or that has the purpose or effect of creating an offensive, intimidating or hostile work environment. Conduct will be considered harassment regardless of whether it's done physically or verbally, whether it's done in person or by other means (such as harassing notes or emails), and whether it's sexual in nature or otherwise inappropriate. Potentially offensive behavior includes unwelcome sexual advances or remarks. It may also include slurs, inappropriate jokes or disparaging comments about subjects such as race, religion or ethnicity. Please see your local, market-specific *Individual Treatment Policy, Freedom from Harassment Policy or other similar policies* for more information.

If you feel that you or someone else has experienced harassment, report the situation immediately to your leader or Human Resources.

QUESTION:

Q: **Sondra feels harassed by her leader, Thomas. He constantly comments on her appearance in a way that makes her uncomfortable. He even tells her what to wear to "really make an impression." Sondra's made it clear to Thomas that his comments bother her and his suggestions make her uncomfortable, but he has not changed his behavior. What should she do?**

A: Sondra should report Thomas's conduct to Human Resources immediately. Thomas's actions are unwanted and violate the Code and our Company's policy against harassment. Human Resources will conduct a prompt and thorough investigation and take appropriate action. This harassing behavior will not be tolerated.

WORKPLACE SAFETY AND HEALTH

We must work together to promote a safe and healthy workplace.

Our Company values each of us as its most important assets, and is committed to the highest standards of safety and employee protection. We each have a responsibility to meet this commitment by following all Company safety and security procedures, as well as applicable laws and regulations. In so doing, we avoid risk to ourselves and those around us. If you are aware of unsafe working conditions, report the situation to your leader immediately.

Drugs and Alcohol

We are expected to conduct business for American Express free from the influence of any substance that could impair our job performance. This includes alcohol, illegal drugs, controlled substances and, in certain instances, prescription medication. In addition, we may not sell, manufacture or distribute illegal drugs in our workplace. These rules apply to all persons on Company premises at all times.

Violence

As part of our commitment to providing a safe work environment, we must never engage in or tolerate any form of violence. "Violence" includes threats or acts of violence, intimidation of others or attempts to instill fear in others. If you know of actual or potential workplace violence, you should immediately report your concerns to your leader, Human Resources or Security. If you believe someone is in immediate danger, please contact building security or the local authorities. Please see your local, market-specific *Individual Treatment Policy, Freedom from Harassment Policy or other similar policies* for more information.

QUESTION:

Q: **Tom, a Team Leader, has observed that one of his employees, Sarah, receives frequent phone calls at work from her husband. She seems fearful of him, and makes excuses for his many calls to check up on her. Some of Sarah's colleagues have mentioned that Sarah has shared her fear of her husband with them. Tom does not want to confront Sarah with his concerns, because he believes he should not interfere in her personal business. In addition, he does not know who to speak to about the situation. What should Tom do?**

A: Tom should contact his business unit's Human Resources or Employee Relations representative and discuss the situation. That individual will reach out to the company's subject matter experts, if necessary, to assess any potential impact to the workplace and will then advise Tom on next steps.



12



BLUE BOX VALUES

A WILL TO WIN

We exhibit a strong will to win in the marketplace and in every aspect of our business.

PERSONAL ACCOUNTABILITY

We are personally accountable for delivering on our commitments.

CONFLICTS OF INTEREST

We must avoid all real or potential conflicts between our personal interests and those of American Express.

We are all expected to act in the best interests of our Company and to exercise sound judgment when working on our Company's behalf. This means that business decisions should be made free from any conflict of interest. Even the appearance of a conflict can damage your or American Express' reputation.

A "conflict of interest" may occur when our outside activities or personal interests conflict or appear to conflict with our responsibility to our Company or when we use our position with our Company or information we have acquired during employment in a way that creates a conflict between our personal interests and the interests of our Company or its customers.

You should promptly disclose all conflicts or potential conflicts of interest to the Corporate Secretary. This includes those in which you may be involved inadvertently, due to either business or personal relationships with customers, suppliers, business associates or competitors of the Company, or with other Company employees. Many real or potential conflicts of interest can be resolved.

Guidelines applicable to the most common conflict-of-interest situations follow. Please remember that these guidelines also apply to members of your "immediate family." This includes spouses, domestic partners, parents, children, siblings, grandparents, grandchildren, in-laws, step-relatives, aunts, uncles and other significant relationships.

Outside Positions

In general, we may take positions outside the Company as long as our outside position does not interfere with our ability to do our job with the Company. Our job with our Company must always be our first priority. We cannot accept employment from or otherwise provide services to any vendor, business partner or competitor of our Company without prior approval of our Corporate Secretary and in many cases, also your leader. A conflict of interest may also exist if any member of our immediate family is employed by our Company's competitors, business partners or vendors. Accordingly, we should promptly disclose any such situations to the Corporate Secretary as they arise.

We may not serve as a director, trustee, officer, advisory board member or consultant or in a similar paid or unpaid position, other than with American Express or one of its subsidiaries, without prior approval of the Corporate Secretary. This rule does not apply to political, non-profit or social organizations, or to residential boards whose activities do not conflict with our Company's interests.

QUESTION:

Q: **Jennifer is a full-time employee at American Express and her husband works as a consultant for a variety of companies, including one of our Company's competitors. Does this present a conflict of interest?**

A: That depends on the nature of Jennifer's position, the consulting Jennifer's husband performs and his level of interaction with people who influence the strategic direction of the competitor company. Because this creates a potential conflict of interest, Jennifer should disclose this situation to the Corporate Secretary.

You may join industry or trade associations with the approval of your leader. However, you should ensure that any related activites are consistent with our Company's interests.

Employment of Relatives

If we seek to hire or engage an immediate family member, or his or her company, to provide goods or services to our Company, we must first disclose the circumstances to the Corporate Secretary. In addition, if we are involved in the hiring process, we must consult Human Resources before proceeding.

In order to avoid conflicts of interest, including the appearance of favoritism, we may not work directly for, work in the same chain of command as, supervise or make employment decisions about a family member. For further information, please see our *Employment of Relatives Policy*.

QUESTION:

Q: **Bill needs to hire a printer for an American Express brochure as soon as possible. He encourages his cousin, who owns a printing company, to apply for the contract. Bill knows he must go through the proper bidding process before hiring his cousin's company. Was telling his cousin about the opportunity an okay thing to do?**

A: Most likely, yes, but Bill should disclose this potential conflict of interest to his supervisor, and to the Corporate Secretary and consult Human Resources. He will most likely need to remove himself from the vendor selection process to avoid giving the appearance that he's engaging in favoritism.

Business Opportunities

We may not accept business opportunities, fees, commissions or other advantageous financial arrangements from a customer, vendor, competitor or business partner of our Company. In addition, we may not purchase for personal use the goods or services of our Company's vendors on terms other than those available to the general public or established by Company policy. If you have any questions whether a situation is permissible, you should contact the Corporate Secretary.

In addition, we may not take personal advantage of our Company's corporate opportunities unless and until our Company has had an opportunity to evaluate it, and has explicitly indicated it has chosen not to pursue it.

Outside Investments

Generally, we may freely invest in publicly traded companies. Ownership of less than one percent (1%) of a publicly traded company generally does not present concerns. However, we should be careful in the case of investments that could affect or appear to affect our decision-making on behalf of our Company. This is especially true if

QUESTION:

Q: **Fred has access to an internal database that contains aggregate credit card sales data and can examine the sales data of publicly traded retailers. Can Fred buy or sell the stock of a retailer if he sees the company's sales, through American Express' network, are increasing or decreasing?**

A: No. Fred may not trade on material nonpublic information, which violates the Code as well as insider trading laws. When in doubt, assume information is material and nonpublic. You must not take part in any trading that may appear improper.

we have discretionary authority in dealing with a company as part of our job duties. Such instances should be reported to the Corporate Secretary.

We may not make or hold a significant investment in a private entity that competes with, does business with or is seeking to do business with our Company without the approval of the Corporate Secretary. An interest is considered "significant" if it could impair, or reasonably appear to impair, our ability to act solely in the best interests of American Express. If you hold such an investment, notify the Corporate Secretary.

Note that these restrictions on outside investments do not apply to mutual funds or similar investments in which we do not have direct or indirect control over the particular investments included in the fund.

We also may not accept any offer to participate in an initial public stock offering from a firm doing, or seeking to do, business with our Company. If you have any further questions, consult your Compliance Officer.

BOOKS AND RECORDS

We must ensure that our Company's accounting and financial records meet the highest standards of accuracy and completeness.

Reporting accurate, complete and understandable information about our Company's business, earnings and financial condition is one of our most important duties. We must never make any false or artificial entries in our books and records. Transactions with no economic substance that serve only to accelerate, postpone or otherwise manipulate the accurate and timely recording of revenues or expenses raise the prospect of inaccurate books and records and even proposing such transactions to third parties like customers and vendors could be inappropriate. If you have reason to believe that any of our books or records are being maintained in a fraudulent, inaccurate or incomplete manner, or if you feel pressured to prepare, alter, conceal or

QUESTION:

Q: **Katerina's leader tells her to delay sending an invoice to Vendors Payable until next quarter. Katerina assumes her leader is trying to give their department some leeway to meet this quarter's budget. Should she follow her leader's request?**

A: No. All goods and services must be accounted for in the period incurred. Because Katerina's leader is asking her to create an inaccurate record, she should report the situation immediately to her business unit's Controller or Compliance Officer.

destroy documents in violation of Company policy, report your concerns immediately to your business unit's Controller or Compliance Officer.

Financial Statements and Accounts

We must report any financial transactions accurately, completely, fairly, and in a timely and understandable manner. We also must ensure that the data we provide for the preparation of financial statements, regulatory reports and publicly-filed documents complies with all applicable accepted accounting principles and our Company's internal control procedures. Our shareholders rely on us to ensure that these statements fairly and completely reflect our Company's operations and financial condition.

Ensuring accurate and complete accounting and financial records is everyone's responsibility, not just a role for controllership and finance personnel. Accurate recordkeeping and reporting reflect on the Company's reputation and credibility, and ensure that the Company meets its legal and regulatory obligations. Whatever your part in this process, you are required to be honest and forthcoming – if you believe

QUESTION:

Q: **Dave is considering approaching a vendor with a proposed contract amendment that would move expenses from this quarter to the next without changing the timing of the delivery of services provided by the vendor. He is unsure of the business reason for the amendment, but figures any issue will be caught by his unit's Controller or GCO later in the process. Should Dave approach the vendor with the proposed amendment?**

A: No. It is Dave's responsibility to understand the business reason for the transaction and he should not propose any transaction or agreement lacking in economic substance that accelerates, postpones or otherwise manipulates the accurate and timely recording of revenues or expenses.
- Please see the "Insider Trading" section of our Code for more information.

a transaction or payment cannot be accurately documented without raising legal questions or embarrassing the Company, the transaction should not be completed and you should notify your business unit's Controller or Compliance Officer.

Maintenance of Documents

We must retain all documents according to our global *Records Management Policy*. This policy details how to properly retain, store and dispose of our written and electronic documents. To appropriately retain electronic documents, we must store critical or sensitive electronic business information securely in the appropriate databases or network storage.

It is important that we take special care to retain all documents that relate to any imminent or ongoing investigation, lawsuit, audit or examination involving our Company. This means, in part, that we may never destroy, conceal or alter any documents or records in order to impede a governmental investigation, lawsuit, audit or examination. Engaging in such activity may expose at-fault individuals or our Company to criminal liability. We must comply with all applicable litigation hold instructions immediately and consistently.

Relationships with Auditors and Government Investigators or Regulators

We are expected to cooperate fully with internal and external auditors and government investigators or regulators in connection with any audit or review of our Company. This means that we must provide only accurate and complete information to these parties. If a government investigator asks us to take part in an investigation of our Company or a colleague, we must notify the GCO before complying with the request. Before entering into any relationship with an audit firm, obtain the appropriate approvals as per our *Accounting Firm Services Request (AFSR)* process. Please see the American Express Management Policy (AEMP) 21: *Engagement of and Relationship with Accounting Firms Policy* for further information.

We must not attempt to improperly influence any auditor, regulator or investigator reviewing our Company's financial statements, nor encourage anyone else to do so. Examples of improper influence include providing misleading information, offering anything of value or tying incentives to the outcome of the audit. If you believe that someone has made a misleading, incomplete or false statement to an accountant, auditor, attorney, regulator or government investigator in connection with our Company, you must report this immediately to your business unit's Controller or Compliance Officer.

PROTECTION OF PROPERTY AND INFORMATION

We must protect our Company's property, which includes all tangible and intangible assets.

American Express trusts us to respect and care for its property to the best of our ability, at all times. We must work together to prevent and halt theft, destruction or misappropriation of all Company property, including physical property, confidential information and intellectual property.

Physical Property

Physical property includes Company funds, facilities, equipment and communications systems. If you suspect any wrongdoing towards our Company's physical property, please report your concerns immediately to your local Global Security representative.

Intellectual Property

Our Company's intellectual property (IP) is among its most valuable assets. We must protect and, when appropriate, enforce our Company's IP rights. "IP" refers to creations of the human mind that are protected by law. This includes copyrights, patents, trademarks, trade secrets, design rights, logos, know-how and other intangible industrial or commercial property. To the extent permitted by law, the rights to all IP—whether or not patentable or protectable by copyright, trade secret or trademark—are assigned to our Company. This is true of any such materials we create on our Company's time and expense or within the scope of the duties we perform for our Company. Please see our *Intellectual Property and Licensing Policy* for more information.

Confidential Information and Trade Secrets

During the course of our work, we may learn confidential information about our Company that is not known to the general public or our competitors. Some of this information may be trade secrets. "Trade secrets" are data that give our Company a competitive or economic advantage over our competitors. Common examples include:

- Customer lists or data
- Terms, discount rates or fees offered to particular customers
- Marketing or strategic plans
- Software, risk models, tools and other system or technology developments
- Company policies, procedures or guidance

If you have even the slightest doubt as to whether information about our Company and its business, or about its past, present or prospective customers, suppliers and employees, is confidential, you should ask your leader or contact the GCO.

We may not disclose confidential information or trade secrets to anyone outside our Company, including to family or friends, without a business need. If a business need exists, we must first obtain authorization to disclose the information. We must be particularly careful not to disclose any confidential information or trade secrets when we are approached by a market research company, or even a student or academic, to discuss our Company or general industry developments. Where there is a business need, we may only disclose Company confidential information and trade secrets to a third party after an appropriate confidentiality or non-disclosure agreement is put in place. Please contact the GCO for assistance with such agreements.

QUESTION:

Q: **Viraj is working with outside vendors to develop new marketing campaigns, and speed to market is very important. Can he exchange these marketing materials by email?**

A: Yes, but only if the information is sent via secure email and is subject to a Company-approved confidentiality or non-disclosure agreement. If Viraj has further questions, he should consult his technology leader or the GCO.

Do not discuss confidential information or trade secrets in places where you can be overheard, such as taxis, elevators, Company cafeterias and breakrooms, or restaurants. In addition, do not communicate or transmit confidential information or trade secrets by nonsecure methods, such as cell phones, nonsecure email and hotel faxes.

These obligations apply both during and after the end of your employment with American Express. When you leave our Company, you must return any and all of the Company's confidential information or trade secrets in your possession.

Third-Party Property and Information

We must respect the Intellectual Property belonging to third parties, and may never knowingly infringe upon the IP rights of others. Be especially cautious when preparing advertising or promotional materials, using the name or printed materials of another company, or operating a software program on a Company computer. Only software properly licensed by our Company is permitted on Company computers.

In addition, you must not use or disclose the confidential information or trade secrets of others, including your former employers. If anyone at American Express asks or pressures you to do so, you should report the situation. You should not use or share any information divulged to you by a third party (whether intentionally or unintentionally) unless you know it is not confidential or a trade secret. If you are

QUESTION:

Q. **Suzanne recently left a competitor to join American Express. Her leader asks her to write a memo outlining everything she knows about the business plans and strategies of her former employer. Should Suzanne write the memo?**

A. No. It is unethical and may be unlawful to reveal the confidential information or trade secrets of a former employer. Suzanne's leader shouldn't have asked her for this information. Suzanne should report the situation immediately.

unsure how to use information you hold or have received, contact your business unit's attorney in the GCO. See our *Conducting Competitive Intelligence Activities Policy* for more information.

Privacy

Protecting Customer and Employee Privacy

Our American Express Privacy Program governs the systems, processes, and procedures controlling the collection, use, and sharing of customer and employee Personally Identifiable Information (PII). Protecting the privacy of our customers and fellow employees is critical to our operations and our brand. As American Express team members, we all share a responsibility to protect the PII of our customers and fellow employees. We do so by complying with the American Express Data Protection and Privacy Principles, as well as with applicable law, our contracts and our other internal policies. These principles are a commitment to employees and customers about the way our Company collects, uses, stores, shares, transmits, deletes or otherwise processes PII. By complying with this Code, we acknowledge our commitment to these principles.

In addition to these principles, it is important to keep in mind that we should only collect, use or share PII if we have a legitimate business need to do so. Never share information about American Express customers or employees with friends or family. Before you share or release customer or employee PII to third parties, ensure that the person or vendor to whom you are releasing the information is authorized to receive it for a legitimate business need. In addition, that individual or company must be bound by confidentiality and vendor agreements and have been through the third party review process, if applicable.

Many countries have their own legal requirements governing the use of personally identifiable information. For more information on local requirements, or for other privacy-related questions, contact your local market compliance officer or AXPrivacy. For more information on AXPrivacy, please visit The Square.

Communicating with the Public about American Express

To protect our Company's information and ensure it is presented to the public accurately and consistently, only official Company spokespeople can communicate on behalf of American Express. This includes communications in all channels, including traditional media outlets as well as online channels, such as blogs and other social media sites (eg. Facebook, Twitter, LinkedIn and YouTube).

If you receive a request from the media for comment of any kind about our Company, you must refer it to your local Corporate Affairs & Communications group (CA&C). Only members of the Communications Department within CA&C, or individuals they designate, are authorized to represent or publicly discuss our Company with the media. See our *External Communications and Investor Relations Policy* (AEMP 18) for more information.

Comments and posts about our Company's businesses, products or services are made by bloggers, reporters and consumers across the internet on websites, discussion boards, and social media sites. As with media inquiries, only employees authorized by CA&C may respond to such comments and posts. And while you are not prohibited from communications protected by law, you must follow the guiding principles and the Do's and Don'ts set forth in our *Social Media Communications Policy*.

You may also receive an invitation from groups often referred to as "expert networks" to consult on matters relating to our business and industry. These invitations may ask you to participate in telephone consultations, in-person meetings, or educational events for the clients of those networks. Participation in such networks is only allowed if it has been approved in advance by the Corporate Secretary in accordance with the conflict of interest requirements of this Code. In addition, you are not permitted to engage in any other form of external consultation arrangements as it relates to our industry or related matters, unless you have been designated an official company spokesperson or such participation is reviewed and approved in advance by the Corporate Secretary under the conflict of interest requirements of this Code. The above applies whether you are offered compensation or not. If you are in doubt about whether this applies to an invitation you receive, contact your Compliance Officer or the Corporate Secretary.

Operating in an Open Network Environment

Our Company operates in an open network environment. We do so by licensing our brand to third parties to issue American Express cards and acquire merchants for the American Express Global Network (AEGN or Network). As the Network expands, we often receive confidential information from our partners, vendors and other third parties. We have a responsibility to protect their confidential or proprietary information that we receive in the course of operating these business relationships as carefully as we protect our own.

The Open Network Confidentiality Operating Principles (ONCOP) listed below govern how confidential information of issuers and acquirers on the AEGN must be handled.

Principle 1 – Legal and Contractual Obligations

The first principle states that we must comply with our legal obligations by not sharing information in any way that would violate our contractual obligations or applicable laws. This is an important point with our regulators. They have the authority to examine our network and relationships with third parties to ensure that we are complying with laws that govern both networks and banks.

Our Company protects the confidential information of our issuing and acquiring partners. We keep such information from being viewed or used by anyone who does not need the information to help operate the Network. Antitrust and fair competition laws prohibit us from sharing pricing and other competitive information with competitors and other third parties. Since all issuers and acquirers compete for customers on the Network, it is critical to the success of the Network that we uphold our obligations.

Principle 2 – Information Sharing

The second principle requires that the confidential information of one issuer or acquirer on the Network not be shared with or used by any other issuer or acquirer. This represents the core element of ONCOP, and reinforces the strength of and confidence in the AEGN.

To apply this principle, we must understand whether or not information is confidential to an issuer. Generally, information that is not publicly available about an issuer or acquirer is considered confidential. Specifically, such information can include:

- Business or pricing strategies
- Marketing plans
- Details of a Network Partner's agreement or contract
- Statistics about an issuer's or acquirer's business

Some confidential information of our Company, though not publicly available, applies to and affects all issuers on the Network, such as:

- Network policies
- Network marketing campaigns
- Network operational issues

Such information can be shared among issuers, but cannot be shared outside the Network.

Principle 3 – Supporting the Network

The third principle covers accessing confidential information. It provides that certain groups supporting the AEGN can view confidential information of issuers in order to perform Network responsibilities only. This principle is probably the most complex. However, since most American Express employees and contractors will have access to information about a single issuer, either the proprietary issuer or another single Network issuer, the principle generally does not raise concerns.

Certain groups, however, require access to information about more than one issuer to support the Network as a whole. As employees, we can have access to information about more than one issuer or aggregate Network information when:

- Our role is necessary to support the Network functions and there is a demonstrated, specific, essential, and ongoing need for information about more than one issuer and/or aggregate Network information (e.g. network marketing)
- Our role is to provide advice or consultative support to various businesses and is not fully dedicated to a single issuer
- We support more than one Network issuer or acquirer, and therefore need access to information about all of the Network issuers and acquirers we support. This is often the case outside of the United States, where Global Network and International Card Services employees are responsible for supporting more than one issuing and acquiring partner of American Express.

These principles are set forth in the ONCOP policy, and are further explained in the ONCOP Standard. Both the policy and the standard can be found on The Square. Questions about the application of these principles can be addressed to networkinformationstrategy@aexp.com.

Export of Encryption Items

We must comply with U.S. and international laws regarding the export (or movement) of encryption technology from one country to another. Examples of encryption technology include laptop computers and desktop computers that have whole disk encryption, software products such as Microsoft Outlook and Microsoft Communicator, and GLOBEs and Probes used by Global Network Services partners. We must follow all applicable laws and regulations to ensure that our Company retains its export privileges and to avoid the criminal penalties that could result from failing to comply with export laws and regulations.

For more information, see our *Encryption Export Compliance Policy*.

QUESTION:

Q. **Hashim, who is located in Phoenix, needs to send two imaged laptop computers to contractors who are headquartered in Santiago, Chile. Hashim is told that the image on these computers contains newly developed encryption software that will soon be released. He knows that we already have contracts established and non-disclosure agreements in place with the contracting firm. Is it okay for Hashim to ship the laptops?**

A. No. The encryption software might not yet be approved by the two countries. Our Company must apply for export licenses with the proper authorities within the U.S. and Chilean governments before shipping the laptop computers. To begin this process, Hashim should contact the Export Compliance Coordinator via email at exportcompliancecoordinator@aexp.com

INSIDER TRADING

We may not engage in insider trading or tipping.

While working on behalf of American Express, we may become aware of material nonpublic information about our Company or other companies. Material nonpublic information (also known as "inside information") is information about a company that is not known to the general public and that could influence a typical investor's decision to buy, sell or hold that company's securities. Information stops being nonpublic when it has been broadly disseminated to the public and a reasonable waiting period has passed to allow the information to be absorbed by the marketplace.

Buying or selling securities of a company while you possess material nonpublic information (otherwise known as "insider trading") is a criminal offense in many countries and is prohibited by Company policy. This applies to stock, shares, options, debt securities or any other securities of American Express or another company, as well as to transfers into or out of our Company stock fund under a retirement savings plan. Your business unit may publish additional requirements and restrictions on your personal trading due to your job responsibilities. If you have any doubt whether nonpublic information you possess is material, do not trade on that information. Rather, seek guidance from the Corporate Secretary or the GCO.

Even if you trade for reasons unrelated to inside information you possess, you may be liable for insider trading.

QUESTION:

Q: **Elizabeth has been planning to buy shares in a certain company with her inheritance money for some time. However, she recently learned that American Express is negotiating confidentially with this company to enter into a large contract. Can she still buy shares in that company?**

A: No. Assuming that the news of this contract is material, Elizabeth must wait until the deal is made public before she purchases these shares. If she trades while in possession of material nonpublic information, she may be liable for insider trading. If she is unsure if the nonpublic information she has is material, she should seek guidance from the GCO or the Corporate Secretary.

Other Trading in American Express Securities

We are encouraged to be a long-term investor in American Express securities, both directly and through our Company's compensation plans. However, we may not engage in short sales or put or call or other derivatives transactions on American Express securities (other than exercising employee stock options). If you have any questions about trading in our Company's securities, please contact the Corporate Secretary or the GCO. You may also not engage in any transactions in Company securities that suggest you are trying to profit from short-term increases or decreases in the Company's stock price, such as "day trading."

Disclosure of Nonpublic Information and Tipping

If you reveal material nonpublic information to anyone, including family or household members, and that person then buys or sells securities (or passes the information on to someone else that buys or sells securities), you may be liable for "tipping." This is true even if you do not personally trade on the information. Tipping is a violation of the Code and insider trading laws, and carries steep penalties, including potential criminal liability.

QUESTION:

Q. **Valentina knows about a potential American Express acquisition that will likely make our Company's stock price rise. She knows that she cannot trade on this information, but wants to tell her uncle this information and encourage him to purchase American Express shares. Can she do so?**

A. No. If Valentina were to share this material nonpublic information with her uncle, she'd be engaging in tipping, which violates the Code and Company policy. She and her uncle might also be held liable for violating insider trading laws, and could even go to jail.

Communicating with Securities Market Professionals and Shareholders

Generally, only designated spokespersons may speak to securities market professionals and shareholders about our Company. We should therefore refer all inquiries from these groups to the Investor Relations Department or the Corporate Secretary. If you deal with securities market professionals in the ordinary course of your business, you may interact with them as necessary without an Investor Relations representative. However, you may not disclose material nonpublic information. If you have any questions about such communications, including if you are unsure if nonpublic information is material, you should review our *External Communications and Investor Relations Policy* or contact the GCO.



American Express Uniformed Travel Representatives assisting traveler (Paris, 1930)

OUR COMMITMENT
TO OUR CUSTOMERS AND BUSINESS PARTNERS

BLUE BOX VALUES

CUSTOMER COMMITMENT
We develop relationships that make a positive difference in our customers' lives.

QUALITY
We provide outstanding products and unsurpassed service that, together, deliver premium value to our customers.

SALES AND ADVERTISING

All of our sales, marketing and advertising activities must be done with honesty and integrity.

We are expected to compete vigorously and effectively, but never unfairly. For this reason, honesty must be our guide in all of our sales, marketing and advertising pursuits. We must make only complete, factual and truthful statements about our Company and its products and services. All advertising and marketing claims must be substantiated and must include all information and disclosures necessary to make them accurate and complete. We must take care to ensure all disclosures are written in a manner that is easily understood by the intended audience. In addition, we must never make disparaging remarks about our competitors or make unfair comparisons between a competitor's products and services and our own.

You should be familiar with the sales, marketing and advertising review procedures that apply to your work. With new laws and regulations, as well as increased political and media focus, it is critical that you know the latest requirements on disclosures and other legal constraints in this area. If you have any questions, please consult your leader, your Compliance Officer or the GCO.

GIFTS AND ENTERTAINMENT

We must not solicit, accept or give gifts that may influence business decisions.

We must be cautious when giving gifts or entertainment to, or accepting gifts or entertainment from, anyone who does or seeks to do business with our Company. Doing so may influence, or appear to influence, our ability to make objective business decisions. In addition, we may not solicit any gifts or entertainment from current or potential customers or other business partners.

We may never accept or offer gifts that are:

- Cash or monetary equivalents, such as gift cards or vouchers
- Objects that have significant value, or may appear significant to others
- Indicative of preferential treatment

In addition, we may never accept or offer entertainment that is:

- Excessive in value
- Not business-related
- In an inappropriate setting

We may accept business-related meals, entertainment, token gifts or favors that do not have significant value and do not create a real or apparent sense of obligation. If you are ever uncertain about the appropriateness of a gift or entertainment, please contact your leader.

In some countries, it is traditional to present gifts to business associates to demonstrate courtesy or appreciation. You may give gifts to non-government officials

HERE ARE SOME EXAMPLES OF REASONABLE AND EXCESSIVE GIFTS:

REASONABLE	EXCESSIVE
A gift of a bottle of wine of reasonable value.	*A case of fine champagne.*
Tickets to a local sporting or cultural event of reasonable value.	*Tickets to a distant sporting event or golf outing, plus airfaire and/or hotel accommodations. Including invitations to a significant other, close relative or partner.*
A book of interest related to the business relationship.	*Weekend trip with no business purpose.*
Modest corporate gifts with engraved company logo (such as a pen or notepad).	*Cash, monetary equivalents, stored value products or gift certificates (such gifts are too similar to cash).*
Modest expressions of gratitude (chocolates, basket of fruits or flowers).	*A lavish personal gift such as a piece of fine jewelry.*

in locations where doing so is customary, widely accepted and consistent with local laws and regulations. Such gifts must be of reasonable value and properly reported.

Interacting with government agencies whether directly or indirectly is an important part of conducting our Company's business. We are limited in the type of gifts or entertainment that is given or accepted to a government official. Any gift or entertainment provided to a government official cannot be lavish or excessive and be supported by a legitimate business purpose. Please see the "Anti-Corruption" section of our Code for more information. Contact your Compliance Officer or the GCO for more specific guidance on these rules.

OUR COMMITMENT
TO OUR CUSTOMERS AND BUSINESS PARTNERS

ANTITRUST AND FAIR COMPETITION

We must comply fully with the letter and spirit of laws designed to preserve free and open competition.

American Express strongly supports vigorous yet fair competition. We must all abide by competition laws (also referred to as "antitrust," "monopoly" or "cartel" laws), which are designed to preserve free and open competition. These laws vary, but their common goal is to promote a competitive marketplace that provides consumers with high-quality goods and services at fair prices. Failure to comply with these laws can have serious and far-reaching consequences for our Company and each of us.

Contacts with Competitors

We must avoid even the appearance of agreeing with a competitor to limit how we compete with one another. "Competitor" is broadly defined for this purpose, and can include entities with whom we have multiple relationships, including vendors, customers or other business partners. We should never discuss the following with competitors:

- Pricing or pricing policy, rates, costs, margins
- Sales, marketing or other strategic business plans
- Any other nonpublic, proprietary or competitively sensitive information
- Agreeing on the prices or rates we will charge customers
- Agreeing to divide customers, markets, territories or countries
- Boycotting certain customers, vendors or competitors

Even where there is no formal written agreement, a mere conversation or exchange of information can create the appearance of a common understanding among competitors creating potential antitrust and fair competition risk. Be cautious when interacting with competitors at conferences and other similar events. If a competitor attempts to discuss any of the above topics with you, stop the conversation immediately, even if this requires being rude or abrupt. Then, immediately report the incident to the GCO.

If you need guidance regarding any aspect of competition laws, please reference our *Antitrust Guidelines* or contact the GCO.

Competitor Information

Our Company needs to know what our competitors are doing in order to effectively compete. However, we may not gather confidential, nonpublic information from or about our competitors (e.g. pricing, competitor lists, product developments or strategic plans) using deception, theft or other illegal or unethical means. In addition, we may not retain a third party to do so on our behalf. We must be particularly careful not to request information from new hires about their former employers. We must also exercise caution when conducting market research (including benchmarking) directly or through our vendors.

We may gather publicly available information about our competitors by using any channels by which such information is available to the public. We may also gather information about a competitor when the competitor invites the general public to request such information. However, we may never:

- Misrepresent our identity or intent in obtaining information regarding a competitor
- Attempt to influence another person to breach an agreement of confidentiality (including former employees of competitors or customers of competitors)
- Contact journalists directly or indirectly for any reason, unless authorized by the Corporate Affairs and Communications Department

Consult our *Conducting Competitive Intelligence Activities Policy* and *Ethical Guidelines for Conducting Outside Investigations Policy* for additional information.

Contacts with Customers and Vendors

Competition law issues may also arise when we deal with customers, vendors and others who are not our competitors. Consult with the GCO before:

- Entering into an exclusive agreement with a customer or vendor, including non-compete agreements and "Most Favored Nation" provisions
- Setting the price or terms under which our customers or licensees resell our products or services
- Charging different customers different prices for the same product or service

We are also subject to strict rules and regulations regarding our ability to condition sales, or "tie" our products together. Arrangements in which we or bank affiliates tie the availability or price of one product to the purchase of another require careful review. Consult the GCO for advice on applicable competition law restrictions.

Communications

We should carefully consider the language we use in all internal and external business communications, including e-mail and handwritten notes. We should avoid language that could be misinterpreted (e.g., words that have legal significance under the antitrust laws, such as "market," "market share," "market power," "monopoly," "dominate," "barriers to entry," and "leverage"). We should always label communications that contain or solicit legal advice, or were prepared at the request of counsel, as "Privileged and Confidential."





BLUE BOX VALUES

GOOD CITIZENSHIP

We are good citizens in the communities in which we live and work.

INTEGRITY

We uphold the highest standards of integrity in all of our actions.

MONEY LAUNDERING AND TERRORIST FINANCING

We must actively guard against the use of our Company's products and services for money laundering and the financing of terrorism.

American Express is committed to the fight against money laundering and terrorist financing, which continues to be the focus of considerable attention by governments, international organizations and law enforcement agencies around the world. This is an issue that our Company takes extremely seriously.

"Money laundering" is the process by which criminal funds are moved through the financial system in order to hide all traces of their criminal origin. "Terrorist financing," among other things, refers to the destination and use of funds that may come from legitimate and/or criminal sources. It is extremely important that we know and comply with all laws and regulations aimed to halt money laundering and terrorist financing. Each business unit has adopted a specific program to aid us in meeting these requirements, and we must familiarize ourselves with all aspects of our unit's program. It is also our responsibility to know and understand our *Global Anti-Money Laundering Policy*.

We must be vigilant and exercise good judgment when dealing with unusual or suspicious customer transactions. Alert your leader to any situation that seems inappropriate or suspicious. If you have further questions or concerns, contact your Compliance Officer or the Financial Intelligence Unit (within the GCO).

MONEY LAUNDERING AND TERRORIST FINANCING (continued)

Our Company also is required to take reasonable steps to choose business partners that will not use American Express' brand, products or services to engage in illegal activities. If you have any concerns about a business partner's activities, report the situation to your leader, your Compliance Officer or the GCO immediately. In addition, if you are approached by a government agency concerning a money laundering or terrorist financing investigation, contact the GCO or your Compliance Officer immediately.

QUESTION:

Q. **Yoshi meets with a potential client who wants to purchase a very large amount of travelers' cheques. She tells Yoshi that she frequently travels and will likely be doing this on a regular basis. The potential client wants to give Yoshi her personal information verbally, rather than fill out paperwork that must be verified. Yoshi's leader recognizes the woman as someone who has regularly purchased travelers' cheques, and tells Yoshi her name, which matches her identification. Can Yoshi rely on his leader's knowledge to skip some steps in checking the client's identification and the source of payment?**

A. No. Regardless of whether his leader knows a potential client, Yoshi is obligated to complete all identification and documentation requirements. Such rules are designed to help our Company combat money laundering and the financing of terrorism.

ANTI-CORRUPTION

We may not offer or accept any improper payments, gratuities or gifts that are given (or may appear to be given) with the intent to obtain or retain business or secure services.

Bribery harms not only our Company, but also the communities where we do business. Governments are taking steps to combat bribery, and many of the countries in which we do business have specific stringent laws against it. For these reasons, our Company has adopted a zero tolerance policy for bribery, regardless of where we are located. This means we may not engage in any form of bribery, including offering, soliciting or accepting anything of value, directly or indirectly, that is given with the intent to obtain or retain business or secure services. There is no exception for small amounts. It is important to remember that engaging in bribery, or even *appearing* to engage in such activity, can expose at-fault individuals and our Company to criminal liability.

American Express Centurion Bank and American Express Federal Savings Bank also adhere to the Bank Bribery Act. For more information, please refer to our *Bank Bribery Policy*.

Improper Payments

We must be especially cautious to avoid bribery when dealing with government officials, including officials of international organizations and political parties, as well as employees of state-owned companies. This can even include employees of companies and joint venture partners that have been nationalized or have significant government ownership stakes. We may not offer or promise anything of value to influence the actions or decisions of, or to obtain any improper advantage with, government employees or the government bodies they may influence. If you have any questions about improper payments to government employees, contact your Compliance Officer or the GCO.

Please refer to our *Global Anti-Corruption Policy* and The Square for more information.

QUESTION:

Q: **James' department uses a third-party vendor to verify information provided by card applicants. This vendor recently raised its prices, claiming that it needs to hire government officials to verify the tax documents provided by applicants. James suspects that the vendor plans to give the extra money to the government officials to obtain confidential information. What should he do?**

A: James has an obligation to report his suspicions immediately to his Compliance Officer or the GCO. This way, our Company can investigate whether the vendor is making improper payments to a government official and halt any improper payments as soon as possible.

Expediting Payments

Expediting payments (also known as "facilitating" or "grease" payments) are payments made to speed up or secure the performance of a routine government action, such as visa processing or customs clearance. Many countries around the world treat these payments as illegal bribes. We are prohibited from making any expediting payments to government employees, no matter where we are doing business. This is true regardless of local customs in the locations where we do business.

QUESTION:

Q. **While traveling abroad on business, Myra needs to secure a service from a local government. If she doesn't secure it quickly, the project she's working on won't meet its deadline. A government worker tells Myra that a small cash payment will ensure timely service. Can she just make the payment and obtain approval later, since it's a small amount?**

A. No, absolutely not. Expediting payments are strictly prohibited.

ENVIRONMENT

We are expected to act as environmental stewards when conducting business on our Company's behalf.

Our commitment to our communities means that we all must strive to minimize any negative effects our work might have on the environment. This means that we must comply with all applicable environmental laws and regulations, as well as any guidelines set forth by our Company or Business Unit. We must all operate with respect for the environment by working to minimize any environmental hazards, conserve and protect natural resources, and manage our energy usage.

POLITICAL ACTIVITIES

Our involvement in political activities must be at our own expense and on our own time.

Personal Political Activities

American Express encourages us to positively support the well-being of our communities by participating in the political activities that interest us. However, we must be careful to uphold our Company's reputation by only participating in such activities on our own time and at our own expense. We may not allow any campaign or candidate to use any Company funds or assets, including facilities, equipment or trademarks. In addition, we should never use our Company's name while taking part in these activities.

American Express Political Activities

In certain locations, we are permitted by local law to represent our Company in a political forum. For example, in the United States, we may pool personal funds in the American Express Company Political Action Committee (AXP PAC). Participation is always purely voluntary. Through the AXP PAC, we can support candidates running for elective office who share our Company's views on important public policy issues. From time to time, the AXP PAC may host policy forums with candidates or elected officials on Company property.

We must never use our position of authority to make another employee feel compelled or pressured to participate in any way in any political event or cause, or for any political purpose.

For more information on Company political activities, including the AXP PAC and lobbying requirements, please see our *Political Contributions, Lobbying Activities and Provision of Gifts or Entertainment to Public Officials Policy.*

CHARITABLE CONTRIBUTIONS

American Express supports various charities in the communities where we live and work, and encourages our personal involvement through several Company-run programs. However, only the Office of Corporate Social Responsibility or the Chairman's Office may make charitable contributions on behalf of our Company.

Please see our *Charitable Contributions, Unsolicited Proposals and Transactions with Charities Policy* for more information.





CLOSING
NOTES

In closing, while we each strive to uphold the Blue Box Values and act ethically at all times, it is not always clear how we should do so. At times, you may face situations in which you must make tough decisions about what is ethical and proper. These dilemmas don't always have obvious answers. While this Code and the resources it provides will help us make the right choice, they may not always answer all of our questions. Before acting or making a decision, ask yourself:

- Is it consistent with the Blue Box Values and the Code?
- How would I feel if my friends and family found out about it?
- How would I feel if it were broadcast on the nightly news?
- Could it be viewed or interpreted as inappropriate, unethical or threatening?

If you are still uncertain about what to do after asking yourself these questions, always seek guidance from your leader, your Compliance Officer or anyone listed in "Where to Seek Help and Report Concerns" before you act.

WHERE TO
SEEK HELP AND REPORT CONCERNS

If you have any questions or concerns related to the Code or wish to report any unethical or illegal situations, you should contact:

Within Your Business

Generally, your leader will be in the best position to help you with any questions or concerns that you may have regarding the Code.

Corporate Secretary's Office

To disclose potential conflicts of interest or other Code matters, contact the Corporate Secretary's Office.

Here is an example of when you would contact the Corporate Secretary's Office:

> A vice president in Corporate Planning has a wife who was just offered a job as a vice president of Marketing at another card company. He's unsure if this presents a conflict of interest.

General Counsel's Office

If your question is legal in nature, you may wish to contact the legal counsel that works with your business unit. You can find contact information for people in the General Counsel's Office on The Square.

Here is an example of when you would contact the General Counsel's Office:

> An executive assistant working at a remote office receives a court order from a local magistrate demanding that she provide detailed business information. She doesn't know if she should provide the information.

Compliance & Ethics

Contact your business unit's Compliance Officer or your Regional Compliance Officer. You can find contact information for people in Compliance & Ethics on The Square through the General Counsel's Office home page.

Here is an example of when you would contact Compliance & Ethics:

An employee who works in one of the operating centers notices that his leader checks the personal American Express accounts of his coworkers when they call in sick. He thinks this is unethical.

Human Resources/Employee Relations

For employee or other human resources matters, you can contact your unit's Human Resources representative and/or Employee Relations representative:

HR Self Service

Here is an example of when you would contact Human Resources/Employee Relations:

An employee feels harassed by her leader, but isn't certain whether his conduct constitutes harassment. She would like to speak with someone to determine whether she should make a report.

Office of the Ombudsperson

If you prefer, you can speak informally and confidentially with the Office of the Ombudsperson. Please see the next page for contact information for the Ombudsperson in your location.

Here is an example of when you would contact the Office of the Ombudsperson:

An employee discovers that a new contract for outside services is with a company that is owned by a close relative of her senior leader. The employee suspects that the appropriate procurement process may have been circumvented and that required disclosures were not made. She would like to report it, but is fearful her career will be negatively affected. She would like to speak on a more informal basis with someone to determine whether she should make a report.

All reports of violations of the Code will be treated confidentially, to the extent possible. No one who suspects a violation and reports it in good faith will be subject to retaliation for making such a report.

CONTACTING
THE OFFICE OF THE OMBUDSPERSON

To set up a confidential discussion with an Ombudsperson, dial the **secure and toll-free** number listed for your location. An assistant will arrange for you to speak with an Ombudsperson at a time and in a language that works for you. You may also contact the Office of the Ombudsperson by fax or email to request an appointment. However, to safeguard confidentiality, the Ombudsperson will not discuss issues by email. Communications with the Office of the Ombudsperson does not put the Company on notice of claims.

U.S. AND CANADA

United States	1-800-297-1010
Canada	1-800-297-1010

Fax 1-212-267-1626
Email amexombud@aol.com
ombudspersonUSA-Canada@aexp.com

LATIN AMERICA

Argentina	0 800 5554 288 + 888 231 0373
Brazil	0 800 890 0288 + 888 231 0373
Chile	123 00 312 + 888 231 0373
Mexico	01 800 288 2872 + 888 231 0373
Puerto Rico	888 231 0373
Uruguay	000 410 + 888 231 0373

AT&T Direct Services work from home or public phones. The toll-free number is not available from American Express office locations that have satellite connection to the United States.

Fax 1-954-916-5356
Email amexombud@aol.com
ombudspersonLAC@aexp.com

EUROPE, MIDDLE EAST AND AFRICA

Freefone	00 800 2971 2345
Germany	00 800 2971 2345
Netherlands	00 800 2971 2345
Belgium	00 800 2971 2345
France	00 800 2971 2345
Switzerland	00 800 2971 2345
Norway	00 800 2971 2345
Sweden	00 800 2971 2345
UK	00 800 2971 2345
Ireland	00 800 2971 2345
Other countries	+44 (0) 20 7730 4794

Fax	+44 (0) 20 7730 9084
Email	ombudsperson.emea@aexp.com ombuds.emea@ymail.com

JAPAN, ASIA PACIFIC, AUSTRALIA

Australia	1800 999 616
China	00 800 297 12345 *(Shanghai, Beijing, Guangzhou, Shenzhen)*
Hong Kong	001 800 297 12345
Indonesia	001 803 657 900
India	000 800 650 1689
Japan	005 316 50421 (English-speaking only) 005 316 50426 *(Japanese secure voicemail)*
Malaysia	00 800 297 12345
New Zealand	00 800 297 12345
Pakistan	00 800 11065
Philippines	00 800 297 12345
Singapore	6392 8390
South Korea	007 9865 17361
Taiwan	00 800 297 12345
Thailand	001 800 297 12345

Alternate Phone	65-6392 8390
Fax	65-6396 9071
Email	ombudsperson_japa@hotmail.com
Lotus Notes	ombudsperson.japa@aexp.com

Note: Toll-free line service may only be available from phones with International Direct Dial (IDD) facility.

Exhibit D

AMERICAN EXPRESS COMPANY
CORPORATE GOVERNANCE PRINCIPLES
(as amended and restated as of February 23, 2015)

---

1) Director Qualifications

A significant majority of the Board of Directors shall consist of independent, non-management directors who meet the criteria for independence required by the New York Stock Exchange (NYSE). There shall also be no more than two management directors on the Board. Currently the Chief Executive Officer is the only management director. The Nominating and Governance Committee shall be responsible for reviewing the qualifications and independence of the members of the Board.

2) Independence of Directors

A director is independent if he or she does not have a material relationship with the Company or one of its subsidiaries.

The Board has established the following guidelines to assist it in determining director independence.

A director will not be considered independent if:

i. within the last three years the director was an employee of the Company (other than an interim Chairman, Chief Executive Officer or other executive officer) or an immediate family member was an executive officer of the Company;

ii. the director or an immediate family member received, during any twelve-month period within the last three years, more than $120,000 per year in direct compensation from the Company, other than (a) director and committee fees and pension or other deferred compensation for prior service (provided that such compensation is not in any way contingent on continued service), (b) compensation received by the director for former service as an interim Chairman, Chief Executive Officer or other executive officer, or (c) compensation received by an immediate family member for service as an employee (other than an executive officer);

iii. the director or an immediate family member is a partner of the Company's independent registered public accountant; the director is a current employee of such firm; a member of the director's immediate family is an employee of such firm and personally works on the Company's audit; or the director or immediate family member was within the last three years a partner or employee of such firm and personally worked on the Company's audit;

iv. such director or an immediate family member is or has been within the last three years employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee; or

v. the director is a current employee, or has an immediate family member who is an executive officer, of a company that made payments to, or received payments from, the Company in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

The Board has determined that a material relationship with the Company will be deemed to exist if a director is:

i. an executive officer of a not-for-profit organization and the annual contributions of the Company and the American Express Foundation to the organization (exclusive of gift-match payments) exceed the greater of $1 million or 2% of the organization's total annual revenues;

ii. a partner of or of counsel to a law firm that performs substantial legal services to the Company on a regular basis; or

iii. a partner, officer or employee of an investment bank or consulting firm that performs substantial services to the Company on a regular basis.

The Board of Directors also has determined that the following relationships are not material and do not impair a director's independence:

i. possession and use of an American Express Card or use of any of the Company's other products or services by a director or his or her immediate family members or their family businesses on terms and conditions similar to those available to other customers;

ii. incurring indebtedness to the Company, on the American Express Card or otherwise as permitted by law, by a director or his or her family members or their family businesses on terms and conditions similar to those available to other persons of like credit-worthiness;

iii. transactions in the ordinary course of business between the Company and another company where the director or an immediate family member serves as an executive officer and/or in which the director or an immediate family member has an equity interest, provided the amounts paid or received by the other company did not exceed, in any of the last three fiscal years, the greater of $1 million or 1% of its consolidated gross revenues;

iv. transactions between the Company and another company where the director serves on the other company's board and/or owns less than a 5% equity interest in the other company, regardless of the amount involved;

v. service on the Board of another public company on which an Executive Officer of the Company also serves as a Board member, except for Compensation Committee interlocks described above;

vi. service as a director, trustee or executive officer of a not-for-profit organization, including where an Executive Officer of the Company also serves as a director or trustee, unless the annual contributions of the Company and the American Express Foundation to the organization (exclusive of gift-match payments) exceed the greater of $1 million or 1% of the organization's total annual revenues; or

vii. service as an executive officer of a public company that also uses the Company's independent registered public accountants;

viii. membership in the same professional association, social, fraternal or religious organization or club as an Executive Officer of the Company;

ix. prior attendance at the same educational institution as an Executive Officer of the Company.

In cases where a director has a relationship that is not described above or is otherwise not covered in the above examples, a majority of the Company's independent directors, after considering all of the relevant circumstances, may make a determination whether or not such relationship is material and whether the director may therefore be considered independent under the NYSE rules. The Company shall explain the basis of any such determination of independence in the next proxy statement.

3) Composition and Size of the Board

The Board of Directors of American Express Company should be diverse, engaged and independent.

The Board, acting through the Nominating and Governance Committee, seeks a Board of Directors that, as a whole, possesses the mix of experiences, skills, expertise and qualifications appropriate to support the current and future success of the Company and function effectively in light of the Company's current and evolving business circumstances. The Board seeks to achieve a mix of directors with diverse skills, backgrounds and experience, including with respect to gender and race. In addition, to make sure the Board has fresh perspectives, the Committee tries to have a mix of relatively newer and longer tenured directors.

Directors should be persons who have achieved prominence in their field and who possess significant experience in areas of importance to the Company, such as general management, finance, marketing, technology, law, digital or social media, international business or public sector activities. The Nominating and Governance Committee seeks directors who have established records of significant accomplishment in leading large, complex organizations. Directors should possess integrity, independence, energy, forthrightness, analytical skills and commitment to devote the necessary time and attention to the Company's affairs. Directors should possess the capacity and willingness to challenge and stimulate management and exercise sound judgment and the ability to work as part of a team in an environment of trust.

Directors should be committed to representing the interests of all shareholders and not to advancing the interests of special interest groups or constituencies of shareholders.

While the Board need not adhere to a fixed number of directors, generally a board composed of 12 - 14 directors offers a sufficiently large and diverse group to address the important issues facing the Company while being small enough to encourage personal involvement and discussion.

<u>One-Year Terms</u>

Directors shall be elected at the annual meeting of shareholders for a one-year term, to serve until the next annual meeting of shareholders.

If a director is elected between annual meetings of shareholders, the initial term of any such director shall expire at the next annual meeting of shareholders.

<u>Change of Status</u>

Any director whose principal occupation substantially changes following his or her initial election or reelection as a director of the Company should promptly notify the Nominating and Governance Committee of such change and submit a letter resigning from the American Express Board at the pleasure of the Committee. The Committee will, after consultation with the Chief Executive Officer, recommend to the Board whether such director should be asked to remain as a director, to resign or to not stand for reelection at the next annual meeting.

<u>No Term Limits</u>

There is no limit on the number of one-year terms that a director may be re-elected to prior to his or her 72nd birthday. The Nominating and Governance Committee believes that it is important to have a mix of tenure on the Board and also that knowledge of the Company's operations, management and businesses is cumulative. So long as a director is deemed by the Committee to meet the criteria for Board service, there shall be no limit on the number of terms that a director may be reelected except for age.

<u>Director Retirements</u>

A director shall not be eligible for reelection after his or her 72nd birthday.

Any director who has held the office of Chief Executive Officer of the Company shall retire from the Board of Directors effective upon his or her resignation as Chief Executive Officer unless requested by the independent directors to continue to serve as a director for a transitional term.

Attendance at Meetings of Shareholders

The Board of Directors encourages all its members to attend the Annual Meeting of Shareholders.

Membership on other Boards

The Board expects individual directors to use their judgment, in light of all other commitments, in accepting directorships of other corporations or charitable organizations and to allow sufficient time and attention to Company matters. As a general matter, a director should not serve on the boards of more than four public companies (including the Company) or, if the director is an active CEO or equivalent of another public company, on the boards of more than two other public companies. A director who serves on the Audit and Compliance Committee should not serve on more than two other public company audit committees.

4) Majority Vote Standard for Electing Directors

The Company's certificate of incorporation and by-laws provide the following majority vote standard for the election of directors.

Except in a contested election, the vote required for the election of a director by the shareholders shall be the affirmative vote of a majority of the votes cast in favor of or against such nominee. In a contested election, directors shall be elected by a plurality of the votes so cast. An election shall be deemed contested if there are more nominees than positions on the Board to be filled at the meeting of shareholders as of the fourteenth (14th) day prior to the date on which the Company files its definitive proxy statement with the Securities and Exchange Commission (SEC). The Company's subsequent amendment or supplement of the definitive proxy statement shall not affect the status of the election.

In a non-contested election, any incumbent director nominee who is not elected by the shareholders shall immediately tender his or her resignation. The Board shall decide whether or not to accept such resignation, and shall promptly disclose and explain its decision in a Form 8-K filed with the SEC. An incumbent director who tenders his or her resignation pursuant to the majority vote standard will not participate in the Board's deliberations with respect to such resignation. In acting on the resignation, the Board shall consider all facts that it may deem relevant.

5) Director Responsibilities

The basic responsibility of the directors is to exercise their business judgment in good faith and to act in what they reasonably believe to be the best interests of the Company. In discharging that obligation, directors should be entitled to rely on the honesty and integrity of their fellow directors and the Company's senior executives and outside advisors and auditors. The directors shall also be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, to the benefits of indemnification to fullest extent permitted by law and the Company's certificate of incorporation and by-laws and to exculpation as provided by state law and the Company's certificate of incorporation.

Directors should regularly attend meetings and review materials distributed to them prior to each meeting.

Annual Business Plan

The Board shall oversee management's conduct of the Company's businesses. At the beginning of each year, the Company's Chief Financial Officer will present to the Board a consolidated business plan. A portion of each Board meeting will be devoted to a discussion of the Company's results. Once a year, each of the Global Business Groups will present an in-depth review of their business.

Corporate Strategy

Assuring that the Company has the appropriate business strategies in place, and the resources to fulfill them, is another of the Board's primary responsibilities. The Board of Directors and management will engage in a comprehensive review and discussion of the Company's strategic goals, as well as management's plans to achieve them.

6) Chairman/ Lead Independent Director

There shall be one Chairman of the Board which position may be held by a non-executive Chairman or may be held by the Chief Executive Officer, as the Board determines is appropriate. Currently, the Chief Executive Officer also serves as Chairman of the Board.

If the Chairman is not an independent director, the independent directors will select a Lead Independent Director from among the independent directors serving on the Company's Board. The Lead Independent Director shall be elected on an annual basis by a majority of the independent directors upon a recommendation from the Nominating and Governance Committee.

The Lead Independent Director's duties and powers are to: preside at all meetings of the Board at which the Chairman is not present, including the executive sessions of the independent directors, and apprise the Chairman of the issues considered and decisions reached; call additional meetings of independent directors; facilitate communication and serve as a liaison between the Chairman and the independent directors; advise the Chairman of the Board's informational needs and review and approve the types of information sent to the Board and Board meeting agendas; review and approve the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items; if requested by major shareholders, be available as appropriate for consultation and direct communication; and perform such other duties as the independent directors may from time to time designate.

All Board members are encouraged to propose the inclusion of additional agenda items for Board meetings that they deem necessary or appropriate in carrying out their duties. In addition, all Board members shall have direct and complete access to the Chairman at any time as they deem necessary or appropriate.

7) Content and Frequency of Board Meetings

The Board should have at least eight scheduled Board meetings a year and be on-call to meet more frequently if emergencies or unusual circumstances warrant.

The Chairman of the Board shall establish the agenda for Board meetings in consultation with the Chief Executive Officer if the positions are held by different persons. The Lead Independent Director shall review the Board schedule and agendas and may request changes as he or she deems appropriate in order to assure that the interests and requirements of the non-management and independent directors are appropriately addressed. Any director may request that a matter be placed on the Board's agenda by contacting the Chairman, the Lead Independent Director or the Secretary. A portion of each regularly scheduled Board meeting shall be devoted to an executive session in which the Chief Executive Officer and the directors may discuss the condition of the Company's business and other sensitive or confidential matters with the Chief Executive Officer but without the other members of the Company's senior management present.

Executive Sessions without Management

The non-management directors shall meet in executive session without the Chief Executive Officer present at each regularly scheduled Board meeting. The Chairman or Lead Independent Director, as applicable, shall act as chairman at such meetings. The Board will schedule at least one executive session of independent directors only. Any non-management director or independent director may request additional executive sessions of non-management directors or independent directors to discuss any matter of concern. Following each session, the Chairman or Lead Independent Director, as applicable, will discuss the matters arising from the executive session with the Chief Executive Officer.

8) Access to Management and to Outside Experts

Non-management directors shall have access to individual members of management or to other employees of the Company on a confidential basis. Directors are authorized to conduct independent investigations and to hire outside consultants or experts at the Company's expense. Directors shall also have access to Company records and files, and directors may contact other directors without informing Company management of the purpose or even the fact of such contact.

9) Board Committees

A substantial portion of the Board's oversight and governance responsibilities are carried out by the Committees of the Board. The agenda for each Committee will be the responsibility of the Committee chair. Each Committee will report regularly to the Board of Directors concerning the Committee's activities.

The Board currently has **six** standing Committees.

Three of the Committees - the Nominating and Governance Committee, the Audit and Compliance Committee, and the Compensation and Benefits Committee - shall be composed exclusively of independent directors as required by the NYSE. All of the members of the Audit and Compliance Committee shall possess financial literacy as called for by the NYSE, and at least one member shall be an audit committee financial expert as defined in Item 407 of SEC Regulation S-K. In addition to meeting the independence requirements described in section (2) above, members of the Audit and Compliance Committee must also satisfy the independence requirements for Audit Committee members set forth in SEC Rule 10A-3(b). Audit and Compliance Committee members may not receive any compensation from the Company other than their directors' compensation. In addition to meeting the independence requirements described in section (2) above, members of the Compensation and Benefits Committee must also satisfy the independence requirements for Compensation and Benefits Committee members set forth in NYSE Rule 303A.02(a)(ii).

The Board and each Committee of the Board has the authority to hire at the expense of the Company independent legal, financial or other advisors as they deem necessary.

10) Annual Evaluations

Chief Executive Officer

The Compensation and Benefits Committee, with input from the entire Board and concurrence of the Chief Executive Officer, will establish performance goals for the Chief Executive Officer. The goals may be annual or multi-year, as appropriate. At year-end, the Chief Executive Officer will report to the Board on the progress achieved against the goals. In evaluating progress against the goals, the Committee may consider feedback from investors, analysts, customers and employee surveys. The Chief Executive Officer evaluation will be reviewed in a private session of the non-management directors before or after discussion with the Chief Executive Officer as a basis for considering the Chief Executive Officer's salary, annual incentive and long-term incentive compensation.

Directors

The Nominating and Governance Committee shall oversee an annual evaluation of the effectiveness of the Board of Directors. The evaluation shall assess the Board's contribution to the Company and identify areas that the Board believes could be improved. The results of the evaluation shall be reviewed and discussed with the Board.

Committees

Each Committee will perform an annual evaluation of its effectiveness. The results of these evaluations will be discussed with the full Board.

11) Management Succession

Assuring that the Company has the appropriate management talent to successfully pursue the Company's strategies is one of the Board's primary responsibilities. To fulfill this responsibility, the Nominating and Governance Committee shall assure that the Company has in place appropriate planning to address emergency Chief Executive Officer succession, Chief Executive Officer succession in the ordinary course of business and succession for key members of senior management. The Company's Chief Executive Officer succession planning shall include criteria that reflect the Company's business strategies, identification and development of potential internal candidates and formal assessment processes. Directors are expected to become sufficiently familiar with the Company's executive officers as to be able to offer personal feedback on the performance of such officers, including by participating in an annual Executive Talent Review of the experience, capabilities and performance of the Company's senior management.

12) Share Ownership by Directors

The Company believes that each director should have a substantial personal investment in the Company. A personal holding of shares (inclusive of share equivalent units) of the Company with a value of at least $1,000,000 is expected for each director. Directors should attain their share ownership threshold within five years of joining the Board. Directors may not engage in short sales or put or call transactions with respect to Company shares.

13) Director Compensation

The Nominating and Governance Committee shall be responsible for recommending to the Board compensation and benefit programs for non-employee directors.

The Committee shall recommend compensation which is appropriate for a corporation of the complexity and size of American Express. In order to align the directors' interests with the long-term interests of shareholders, a portion of the directors' compensation shall be in the form of cash retainers and a portion shall be in the form of stock grants or stock equivalent units. Chairs of the Board Committees shall receive additional cash retainers, as determined by the Board. Directors shall be permitted to defer the receipt of their cash retainers.

14) Director Orientation and Continuing Education

All new directors shall be provided a comprehensive orientation program, including personal briefing sessions from members of senior management on the Company's accounting policies, financial reporting, business strategies and key regulatory issues. Directors shall be provided with continuing education on matters relevant to the Company and its business.

15) Communicating Concerns to the Board

The Board of Directors has provided the means by which interested persons may send communications to the Board or to individual members of the Board. Such communications, whether by letter, email or telephone, should be directed to the Secretary of the Company who will forward them to the intended recipients. However, unsolicited advertisements or invitations to conferences or promotional material, in the discretion of the Secretary, may not be forwarded to the directors.

If an interested person wishes to communicate to the Chairman of the Audit and Risk Committee about a concern relating to the Company’s financial statements, accounting practices or internal controls, the concern should be submitted in writing to the Chairman of the Audit and Risk Committee in care of the Company’s Secretary at the Company’s headquarters address. If the concern relates to the Company’s governance practices, business ethics or corporate conduct, the concern should be submitted in writing to the Chairman of the Nominating and Governance Committee in care of the Company’s Secretary at the Company’s headquarters address. If the interested person is unsure as to which category his or her concern relates, he or she may communicate it to any one of the independent directors in care of the Company’s Secretary.

The Company’s “whistleblower" policy prohibits the Company or any of its employees from retaliating or taking any adverse action against anyone for raising a concern in good faith. If an interested person or employee nonetheless prefers to raise his or her concern in a confidential or anonymous manner, the concern may be directed to the Office of the Ombudsperson at the Company’s headquarters or by telephone at 1-800-297-1010. The Ombudsperson will refer the concern to the Chair of the Audit and Risk Committee who will assure that the matter is properly investigated.

16) Confidentiality

The proceedings and deliberations of the Board and its Committees are confidential. Each director must maintain the confidentiality of information received in connection with his or her service as a director.

17) Review of Corporate Governance Principles

The Nominating and Governance Committee shall review and recommend changes to these Principles to the Board, as appropriate. Each director may also suggest changes to these Principles for consideration by the Nominating and Governance Committee.